UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the nine months ended December 31, 2017

February 2, 2018

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings: Tokyo, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110

Quarterly securities report issuing date:	February 14, 2018	Dividend payment date: -
Trading accounts:	Established
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2017

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
Nine months ended	million yen	%	million yen	%	million yen	%
December 31, 2017	4,577,331	6.0	1,206,031	(0.5)	863,427	9.7
December 31, 2016	4,319,070	0.7	1,212,200	(9.6)	786,938	(7.7)

(*)	Comprehensive income December 31, 2017: 1,470,500 million yen, - %; December 31, 2016: (273,349) million yen, - %

	Basic earnings per share	Diluted earnings per share
Nine months ended	yen	yen
December 31, 2017	64.86	64.63
December 31, 2016	57.80	57.60

(2) Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)
As of	million yen	million yen	%
December 31, 2017	312,515,743	17,601,906	5.2
March 31, 2017	303,297,433	16,658,394	5.0

(Reference) Shareholders’ equity as of       December 31, 2017: 16,194,993million yen;       March 31, 2017: 15,280,268million yen

(*)	“Equity-to-asset ratio” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Non-controlling interests) / Total assets

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2017	—	9.00	—	9.00	18.00
ending March 31, 2018	—	9.00	—
ending March 31, 2018 (Forecast)				9.00	18.00

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2018 (Consolidated)

MUFG has the target of 950.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2018. (There is no change to our earnings target released on May 15, 2017.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)   Changes in accounting policies due to revision of accounting standards: No

(B)   Changes in accounting policies due to reasons other than (A): No

(C)   Changes in accounting estimates: No

(D)   Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	December 31, 2017	14,027,694,920 shares
	March 31, 2017	14,168,853,820 shares
(B) Treasury stocks:	December 31, 2017	864,860,290 shares
	March 31, 2017	738,910,028 shares
(C) Average outstanding stocks:	Nine months ended December 31, 2017	13,311,369,048 shares
	Nine months ended December 31, 2016	13,614,152,099 shares

ø This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure.

ø Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Consolidated Financial Statements and Notes	2
(1) Consolidated Balance Sheets	2
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	4
(3) Notes on Going-Concern Assumption	6
(4) Notes for Material Changes in Shareholders’ Equity	6
Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Nine Months Ended December 31, 2017”

1

Mitsubishi UFJ Financial Group, Inc.

1. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2017	As of December 31, 2017
Assets:
Cash and due from banks	63,525,940	73,677,388
Call loans and bills bought	649,147	456,367
Receivables under resale agreements	8,066,973	6,946,198
Receivables under securities borrowing transactions	11,002,723	8,499,109
Monetary claims bought	4,707,868	5,833,344
Trading assets	21,046,367	19,289,929
Money held in trust	806,881	1,029,577
Securities	59,438,897	60,316,869
Loans and bills discounted	109,005,231	109,914,663
Foreign exchanges	2,083,530	2,500,449
Other assets	11,554,699	11,703,183
Tangible fixed assets	1,358,905	1,378,938
Intangible fixed assets	1,257,876	1,237,548
Net defined benefit assets	601,377	702,052
Deferred tax assets	126,231	88,660
Customers’ liabilities for acceptances and guarantees	9,022,130	9,790,198
Allowance for credit losses	(957,350)	(848,737)

Total assets	303,297,433	312,515,743

Liabilities:
Deposits	170,730,221	174,759,893
Negotiable certificates of deposit	11,341,571	11,201,936
Call money and bills sold	1,973,569	2,356,611
Payables under repurchase agreements	17,636,962	19,954,050
Payables under securities lending transactions	5,538,739	6,425,729
Commercial papers	2,307,222	2,478,753
Trading liabilities	17,700,617	13,833,413
Borrowed money	16,971,085	18,992,165
Foreign exchanges	1,970,980	2,108,978
Short-term bonds payable	847,999	1,925,399
Bonds payable	9,893,687	10,667,235
Due to trust accounts	9,893,881	9,652,915
Other liabilities	9,382,992	9,187,776
Reserve for bonuses	81,012	47,918
Reserve for bonuses to directors	598	429
Reserve for stocks payment	10,400	11,068
Net defined benefit liabilities	59,045	60,936
Reserve for retirement benefits to directors	1,128	1,024
Reserve for loyalty award credits	16,689	19,636
Reserve for contingent losses	384,868	337,710
Reserves under special laws	4,075	4,016
Deferred tax liabilities	745,073	972,929
Deferred tax liabilities for land revaluation	124,483	123,109
Acceptances and guarantees	9,022,130	9,790,198

Total liabilities	286,639,039	294,913,836

2

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2017	As of December 31, 2017
Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	1,412,087	1,287,931
Retained earnings	9,278,546	9,902,124
Treasury stock	(513,260)	(613,285)

Total shareholders’ equity	12,318,885	12,718,283

Net unrealized gains (losses) on available-for-sale securities	2,184,597	2,777,213
Net deferred gains (losses) on hedging instruments	125,684	76,119
Land revaluation excess	173,723	172,511
Foreign currency translation adjustments	558,339	505,079
Remeasurements of defined benefit plans	(65,098)	(30,665)
Debt value adjustments of foreign subsidiaries and affiliates	(15,863)	(23,548)

Total accumulated other comprehensive income	2,961,382	3,476,709

Subscription rights to shares	407	274
Non-controlling interests	1,377,719	1,406,639

Total net assets	16,658,394	17,601,906

Total liabilities and net assets	303,297,433	312,515,743

3

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Ordinary income	4,319,070	4,577,331
Interest income	2,085,669	2,307,859
Interest on loans and bills discounted	1,344,856	1,526,438
Interest and dividends on securities	499,007	430,039
Trust fees	91,592	90,029
Fees and commissions	1,067,262	1,132,120
Trading income	182,047	228,406
Other operating income	437,861	322,276
Other ordinary income	454,636	496,639
Ordinary expenses	3,106,869	3,371,299
Interest expenses	615,425	874,180
Interest on deposits	207,517	307,245
Fees and commissions	150,957	160,921
Trading expenses	3,033	549
Other operating expenses	167,057	116,587
General and administrative expenses	1,920,298	2,022,285
Other ordinary expenses	250,097	196,774

Ordinary profits	1,212,200	1,206,031

Extraordinary gains	9,311	53,590
Gains on disposition of fixed assets	9,117	4,835
Reversal of reserve for contingent liabilities from financial instruments transactions	194	59
Gains on exchange of shares of affiliates	—	48,695
Extraordinary losses	68,859	48,792
Losses on disposition of fixed assets	6,627	6,382
Losses on impairment of fixed assets	6,551	22,839
Losses on change in equity	45,654	19,569
Losses on liquidation of equity securities of subsidiaries	5,260	—
Losses on exchange of shares of affiliates	4,538	—
Losses on sales of equity securities of subsidiaries	226	—

Profits before income taxes	1,152,653	1,210,829

Income taxes-current	219,514	250,249
Income taxes-deferred	60,150	17,683

Total taxes	279,664	267,933

Profits	872,988	942,896

Profits attributable to non-controlling interests	86,050	79,469

Profits attributable to owners of parent	786,938	863,427

4

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Profits	872,988	942,896
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(256,391)	582,868
Net deferred gains (losses) on hedging instruments	(81,723)	(51,023)
Land revaluation excess	(19)	(9)
Foreign currency translation adjustments	(504,111)	9,737
Remeasurements of defined benefit plans	34,773	32,251
Share of other comprehensive income of associates accounted for using equity method	(338,864)	(46,220)

Total other comprehensive income	(1,146,337)	527,603

Comprehensive income	(273,349)	1,470,500

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	(331,787)	1,379,956
Comprehensive income attributable to non-controlling interests	58,438	90,543

5

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

None.

(4)	Notes for Material Changes in Shareholders’ Equity

None.

6

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2017

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4	——	1
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Account ]	——	5
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]
	[ MUTB Non-consolidated : Trust Account ]

3. Securities	[ MUFG Consolidated ]	——	6
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	10
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	11
	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	12

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the nine months ended		Increase
	December 31, 2017 (A)	December 31, 2016 (B)	(Decrease) (A) - (B)
Gross profits	2,928,474	2,927,986	488
Gross profits before credit costs for trust accounts	2,928,474	2,927,985	488
Net interest income	1,433,700	1,470,270	(36,569)
Trust fees	90,029	91,592	(1,563)
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	971,199	916,304	54,894
Net trading profits	227,856	179,014	48,841
Net other operating profits	205,688	270,803	(65,114)
Net gains (losses) on debt securities	53,549	127,662	(74,112)
General and administrative expenses	1,971,339	1,867,316	104,023
Amortization of goodwill	13,033	11,020	2,012
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	970,167	1,071,689	(101,521)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	957,134	1,060,668	(103,534)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits*	957,134	1,060,669	(103,534)
Net non-recurring gains (losses)	248,897	151,531	97,365
Credit costs (3)	(129,320)	(146,095)	16,774
Losses on loan write-offs	(106,150)	(93,384)	(12,766)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(23,170)	(52,711)	29,541
Reversal of allowance for credit losses (4)	35,561	49,281	(13,720)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	59,589	45,866	13,722
Net gains (losses) on equity securities	134,952	96,160	38,791
Gains on sales of equity securities	149,471	134,687	14,784
Losses on sales of equity securities	(13,253)	(36,575)	23,322
Losses on write-down of equity securities	(1,266)	(1,950)	684
Profits (losses) from investments in affiliates	202,242	171,199	31,042
Other non-recurring gains (losses)	(54,126)	(64,880)	10,753

Ordinary profits	1,206,031	1,212,200	(6,169)

Net extraordinary gains (losses)	4,798	(59,547)	64,346
Losses on impairment of fixed assets	(22,839)	(6,551)	(16,288)
Losses on change in equity	(19,569)	(45,654)	26,084
Gains on exchange of shares of affiliates	48,695	—	48,695
Profits before income taxes	1,210,829	1,152,653	58,176
Income taxes-current	250,249	219,514	30,735
Income taxes-deferred	17,683	60,150	(42,466)
Total taxes	267,933	279,664	(11,731)
Profits	942,896	872,988	69,907
Profits attributable to non-controlling interests	79,469	86,050	(6,580)

Profits attributable to owners of parent	863,427	786,938	76,488

Note:

*   Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(34,170)	(50,947)	16,777

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2017 (A)	December 31, 2016 (B)
Gross profits	1,586,812	1,714,385	(127,573)
Gross profits before credit costs for trust accounts	1,586,812	1,714,385	(127,573)
Net interest income	873,824	939,711	(65,887)
Trust fees	70,221	72,103	(1,882)
Credit costs for trust accounts (1)	—	0	(0)
Net fees and commissions	416,525	414,648	1,877
Net trading profits	61,769	69,721	(7,951)
Net other operating profits	164,470	218,200	(53,729)
Net gains (losses) on debt securities	52,113	118,420	(66,307)
General and administrative expenses	1,003,748	1,011,099	(7,350)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	583,063	703,286	(120,223)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	583,063	703,286	(120,223)
Net non-recurring gains (losses)	146,639	44,630	102,009
Credit costs (3)	(51,587)	(78,711)	27,123
Losses on loan write-offs	(28,290)	(26,715)	(1,574)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(23,297)	(51,996)	28,698
Reversal of allowance for credit losses (4)	93,489	88,636	4,853
Reversal of reserve for contingent losses included in credit costs (5)	—	189	(189)
Gains on loans written-off (6)	20,669	15,716	4,953
Net gains (losses) on equity securities	127,620	86,242	41,377
Gains on sales of equity securities	143,493	126,211	17,282
Losses on sales of equity securities	(15,262)	(38,378)	23,116
Losses on write-down of equity securities	(610)	(1,589)	979
Other non-recurring gains (losses)	(43,552)	(67,443)	23,890

Ordinary profits	729,702	747,916	(18,214)

Net extraordinary gains (losses)	39,164	(4,489)	43,654
Income before income taxes	768,867	743,427	25,440
Income taxes-current	183,134	170,186	12,948
Income taxes-deferred	8,951	12,510	(3,558)
Total taxes	192,086	182,697	9,389

Net income	576,780	560,729	16,050

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	62,571	25,830	36,740

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2017 (A)	December 31, 2016 (B)
Gross profits	1,318,245	1,418,982	(100,737)
Net interest income	757,701	816,497	(58,796)
Net fees and commissions	338,379	340,895	(2,515)
Net trading profits	48,881	68,570	(19,689)
Net other operating profits	173,283	193,019	(19,735)
Net gains (losses) on debt securities	53,105	100,133	(47,028)
General and administrative expenses	856,198	860,307	(4,109)
Amortization of goodwill	275	275	(0)
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	462,322	558,950	(96,628)
Net operating profits before provision for general allowance for credit losses	462,047	558,675	(96,627)
Provision for general allowance for credit losses (1)	—	—	—
Net operating profits	462,047	558,675	(96,627)
Net non-recurring gains (losses)	112,419	35,337	77,081
Credit costs (2)	(47,583)	(78,443)	30,859
Reversal of allowance for credit losses (3)	80,011	87,869	(7,857)
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	20,118	15,269	4,848
Net gains (losses) on equity securities	98,122	71,820	26,302
Gains on sales of equity securities	111,877	110,382	1,495
Losses on sales of equity securities	(13,484)	(37,201)	23,716
Losses on write-down of equity securities	(271)	(1,361)	1,090
Other non-recurring gains (losses)	(38,249)	(61,177)	22,927

Ordinary profits	574,466	594,013	(19,546)

Net extraordinary gains (losses)	(9,879)	1,165	(11,044)
Income before income taxes	564,587	595,178	(30,590)
Income taxes-current	135,359	134,317	1,041
Income taxes-deferred	4,030	10,268	(6,238)
Total taxes	139,389	144,585	(5,196)

Net income	425,198	450,592	(25,394)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	52,546	24,695	27,851
Provision for general allowance for credit losses	88,287	(106,686)	194,973
Provision for special allowance for credit losses	(7,994)	194,729	(202,723)
Allowance for credit to specific foreign borrowers	(280)	(173)	(106)
Losses on loans write-off	(28,289)	(26,375)	(1,914)
Provision for contingent losses included in credit costs	(12,086)	(50,642)	38,555
Gains on loans written-off	20,118	15,269	4,848
Losses on sales of other loans, etc.	(7,207)	(1,425)	(5,781)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2017 (A)	December 31, 2016 (B)
Gross profits	268,566	295,402	(26,836)
Gross profits before credit costs for trust accounts	268,566	295,402	(26,836)
Trust fees	70,221	72,103	(1,882)
Credit costs for trust accounts (1)	—	0	(0)
Net interest income	116,122	123,213	(7,090)
Net fees and commissions	78,146	73,753	4,392
Net trading profits	12,888	1,150	11,737
Net other operating profits	(8,812)	25,180	(33,993)
Net gains (losses) on debt securities	(991)	18,287	(19,278)
General and administrative expenses	147,550	150,791	(3,240)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	121,015	144,611	(23,595)
Provision for general allowance for credit losses (2)	—	—	—
Net operating profits	121,015	144,611	(23,595)
Net non-recurring gains (losses)	34,220	9,292	24,928
Credit costs (3)	(4,004)	(268)	(3,735)
Reversal of allowance for credit losses (4)	13,477	767	12,710
Reversal of reserve for contingent losses included in credit costs (5)	—	189	(189)
Gains on loans written-off (6)	551	447	104
Net gains (losses) on equity securities	29,498	14,422	15,075
Gains on sales of equity securities	31,615	15,828	15,787
Losses on sales of equity securities	(1,777)	(1,177)	(600)
Losses on write-down of equity securities	(339)	(228)	(111)
Other non-recurring gains (losses)	(5,303)	(6,265)	962

Ordinary profits	155,236	153,903	1,332

Net extraordinary gains (losses)	49,043	(5,655)	54,698
Income before income taxes	204,279	148,248	56,031
Income taxes-current	47,775	35,869	11,906
Income taxes-deferred	4,921	2,241	2,679
Total taxes	52,697	38,111	14,586

Net income	151,582	110,137	41,444

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	10,025	1,135	8,889
Credit costs for trust accounts	—	0	(0)
Provision for general allowance for credit losses	16,975	(7,645)	24,620
Provision for special allowance for credit losses	(3,497)	8,414	(11,912)
Allowance for credit to specific foreign borrowers	0	(1)	2
Losses on loans write-offs	(0)	(339)	339
Provision for contingent losses included in credit costs	(4,396)	189	(4,585)
Gains on loans written-off	551	447	104
Losses on sales of other loans, etc.	392	71	321

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Account

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	161,099	119,803
Doubtful	332,372	426,284
Special Attention	531,448	627,162

Non Performing Loans	1,024,920	1,173,249

Total loans	106,981,068	105,413,893

Non Performing Loans / Total loans	0.95%	1.11%

BTMU Non-consolidated
	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	159,492	117,714
Doubtful	321,614	418,034
Special Attention	492,077	571,405

Non Performing Loans	973,184	1,107,154

Total loans	92,049,555	90,743,260

Non Performing Loans / Total loans	1.05%	1.22%

MUTB Non-consolidated
	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	1,603	2,085
Doubtful	10,673	8,159
Special Attention	39,223	55,603

Non Performing Loans	51,500	65,848

Total loans	14,914,810	14,652,339

Non Performing Loans / Total loans	0.34%	0.44%

MUTB Non-consolidated: Trust Account
	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Bankrupt or De facto Bankrupt	3	3
Doubtful	84	90
Special Attention	147	153

Non Performing Loans	235	247

Total loans	16,702	18,293

Non Performing Loans / Total loans	1.41%	1.35%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	3,481,739	48,852	3,560,825	50,325

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Available-for-sale securities	56,487,464	4,080,754	54,813,148	3,139,063
Domestic equity securities	5,948,431	3,572,917	5,164,653	2,635,191
Domestic bonds	25,916,671	296,757	27,688,842	399,130
Other	24,622,361	211,078	21,959,652	104,742
Foreign equity securities	354,746	53,381	182,802	49,875
Foreign bonds	19,845,275	(19,926)	17,917,306	(8,487)
Other	4,422,338	177,624	3,859,542	63,353

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	2,003,505	46,575	2,348,504	52,045
Stocks of subsidiaries and affiliates	932,607	93,805	932,607	(8,940)

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	38,035,676	3,107,902	37,723,034	2,347,803
Domestic equity securities	4,832,055	2,797,443	4,173,471	2,016,280
Domestic bonds	22,246,322	265,104	23,390,925	354,591
Other	10,957,297	45,355	10,158,637	(23,069)
Foreign equity securities	227,059	35,733	170,335	44,257
Foreign bonds	8,881,426	(17,500)	7,853,982	(35,584)
Other	1,848,811	27,121	2,134,319	(31,742)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	241,307	1,241	—	—
Stocks of subsidiaries and affiliates	8,504	404	52,328	33,443

	(in millions of yen)
	As of December 31, 2017		As of March 31, 2017
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Available-for-sale securities	14,540,180	930,571	13,508,608	752,569
Domestic equity securities	1,165,936	711,675	1,036,997	551,360
Domestic bonds	3,738,589	30,938	4,369,116	43,958
Other	9,635,654	187,957	8,102,494	157,250
Foreign equity securities	112,796	10,341	61	36
Foreign bonds	8,186,140	41,995	6,792,918	64,280
Other	1,336,718	135,620	1,309,514	92,933

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2016
ROE	8.82	8.45

Note:
ROE is computed as follows:

profits attributable to owners of parent × 4/3	×100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2016
Average interest rate on loans and bills discounted	0.80	0.81
Average interest rate on deposits and NCD	0.01	0.01
Interest rate spread	0.79	0.79

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.86	0.91
Interest rate spread	0.85	0.89
BTMU Non-consolidated (Domestic business segment)
	(percentage per annum)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2016
Average interest rate on loans and bills discounted	0.88	0.87
Average interest rate on deposits and NCD	0.00	0.00
Interest rate spread	0.88	0.86

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.94	0.98
Interest rate spread	0.94	0.97
MUTB Non-consolidated (Domestic business segment)
	(percentage per annum)
	For the nine months ended December 31, 2017	For the nine months ended December 31, 2016
Average interest rate on loans and bills discounted	0.45	0.51
Average interest rate on deposits and NCD	0.07	0.08
Interest rate spread	0.38	0.42

(After excluding loans to the Japanese government and governmental organizations)	(percentage per annum)
Average interest rate on loans and bills discounted	0.50	0.54
Interest rate spread	0.42	0.46

Mitsubishi UFJ Financial Group, Inc.

6. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Deposits (ending balance)	159,026,155	155,498,777
Deposits (average balance)	158,522,271	149,718,788
Loans (ending balance)	96,080,771	95,677,312
Loans (average balance)	96,859,456	97,494,781

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	136,081,089	134,143,669
Individuals	76,037,960	73,093,302

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

BTMU Non-consolidated

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Deposits (ending balance)	144,496,298	139,164,104
Deposits (average balance)	143,532,386	135,613,401
Loans (ending balance)	81,528,466	81,394,063
Loans (average balance)	82,533,382	83,916,295

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	123,224,627	119,499,507
Individuals	68,142,440	65,352,462

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

MUTB Non-consolidated

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Deposits (ending balance)	14,529,857	16,334,673
Deposits (average balance)	14,989,884	14,105,387
Loans (ending balance)	14,552,305	14,283,249
Loans (average balance)	14,326,073	13,578,485

	(in millions of yen)
	As of December 31, 2017	As of March 31, 2017
Domestic deposits (ending balance)*	12,856,462	14,644,161
Individuals	7,895,520	7,740,840

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2017	As of December 31, 2017
Assets:
Loans and bills discounted	204,237	293,188
Securities	53,054,465	52,555,280
Beneficiary rights to the trust	58,907,613	67,158,474
Securities held in custody accounts	3,259,572	3,690,956
Monetary claims	13,051,405	16,982,212
Tangible fixed assets	12,493,551	13,281,611
Intangible fixed assets	207,803	131,974
Other claims	3,950,126	3,360,521
Call loans	705,784	453,082
Due from banking account	9,100,260	8,776,650
Cash and due from banks	5,731,968	6,563,126

Total	160,666,790	173,247,078

Liabilities:
Money trusts	21,817,433	23,468,920
Pension trusts	12,741,687	11,927,635
Property formation benefit trusts	7,549	7,282
Investment trusts	63,323,815	71,442,069
Money entrusted other than money trusts	3,372,911	3,725,094
Securities trusts	5,399,262	5,687,890
Monetary claim trusts	12,195,074	16,058,241
Equipment trusts	66,298	72,261
Land and fixtures trusts	44,291	43,960
Composite trusts	41,698,466	40,813,722

Total	160,666,790	173,247,078

Note:	1. The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.
2. Trust assets and liabilities under a declaration of trust excluded from above table are 1,507 millions of yen as of March 31, 2017 and 1,505 millions of yen as of December 31, 2017, respectively.